Exhibit 99.1

Tremor International Ltd

("Tremor" or the "Company")

BLOCK LISTING SIX MONTHLY RETURN

Name of applicant:		Tremor International Ltd
Name of scheme:		Taptica International Share Incentive Plan (2011) Equity Incentive Plan (2017) and the New Taptica Management Incentive Scheme and RhythmOne Plan (2019)
Period of return:	From:	13 January 2022	To:	12 July 2022
Balance of unallotted securities under scheme(s) from previous return:		3,368,949 ordinary shares of NIS 0.01
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		4,000,000 ordinary shares of NIS 0.01
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		3,865,647 ordinary shares of NIS 0.01
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,503,302 ordinary shares of NIS 0.01

Name of contact:	Sagi Niri, Chief Financial Officer
Telephone number of contact:	+972 5 238 47790

For further information or enquiries please contact:

Tremor International Ltd Billy Eckert, Senior Director Investor Relations	ir@tremorinternational.com
KCSA (US Investor Relations) Adam Holdsworth	aholdsworth@kcsa.com
Vigo Consulting (UK Financial PR and Investor Relations) Jeremy Garcia Kate Kilgallen	tremor@vigoconsulting.com Tel: +44 20 7390 0230
finnCap Ltd Jonny Franklin-Adams / James Thompson (Corporate Finance) Tim Redfern / Dicky Chambers (ECM)	Tel: +44 20 7220 0500
Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit: https://www.tremorinternational.com/